EXHIBIT 1

Letter to the Chief Executive Officer, dated September 30, 2013

September 30, 2013

Ms. Dawn Zier
Chief Executive Officer
NutriSystem, Inc.
600 Office Center Drive
Fort Washington, PA 19034

Re: Stockholder Value Creation at NutriSystem, Inc.

Dear Ms. Zier:

I write on behalf of Clinton Group, Inc., the investment manager to several partnerships and funds (“Clinton Group”) that collectively own more than 5% of the common stock of NutriSystem, Inc. (“NutriSystem” or the “Company”). As you know, we have been enthusiastic investors in NutriSystem for more than two years and in 2012 encouraged the Company to replace the prior Chief Executive Officer and augment the board of directors.

We are pleased that we did.

We believe the steps you have taken as Chief Executive since joining the Company ten months ago have put NutriSystem on firm footing to succeed and grow. We have always believed in the franchise and market opportunity and believe that with your guidance, the Company can return to its former glory, assisting millions of Americans (and eventually non-Americans) with weight loss and disease management. The brand is well recognized and respected and we believe the steps you are taking to extend the Company’s reach (e.g. into Wal-Mart and other retailers) and services (e.g. the coming digital products) are laudable and will, soon, be very profitable.

We are writing to let you know that we have bought more stock recently and are now one of the top three stockholders of the Company.

Given our enthusiasm for all that you are doing and for the Company’s assets and opportunities, you can imagine how bewildered we are by the stock price. We can only assume that the capital markets do not fully appreciate the operating leverage and cash flow generation characteristics of the business or its seasonality.

According to Capital IQ, from 2006 to 2010 (a five-year period that encompasses both pre-financial crisis and post-financial crisis), the Company generated an average of $106 million in EBITDA per year. We believe, with solid blocking-and-tackling in the traditional business and the extension of the Company’s addressable market through digital services, brand licensing, international growth and retail distribution, it is entirely likely that the Company can achieve this mark for calendar year 2016, if not sooner. (We note that during the Company’s last turnaround, the growth in revenue and EBITDA was fast and furious, with revenue more than tripling in the two years between 2005 and 2007 and EBITDA growing nearly five-fold in that period to a peak of $168 million.)

If we are right about the cash flow opportunity, the capital markets, two years from now, will likely afford the Company an 8-10x forward EBITDA multiple, consistent with the Company’s historical average multiple and those of other growing businesses with strong franchises. With the free cash generated over the next two years (which Citigroup Research estimates at $25 million after dividend payments), plus the existing cash on the balance sheet ($35 million), this implies a stock price in the mid $30s by Fall 2015. Such a stock price would be approximately equal to the average price from 2006 to 2010 and significantly below the stock’s pre-recession peak of $75. For today’s owners, a mid $30s price by the Fall of 2015 implies an annualized return of over 50%.

We commend the Board’s commitment to the dividend, even during this turnaround phase, and encourage you and the Board to consider increasing the dividend as cash flow improves. Citigroup Research projects that in 2014 the Company will have enough free cash flow to increase its dividend by more than 50% if the Company so desired. Absent capital projects with significant expected ROIs, we believe such a use of the excess capital generated by the Company would significantly enhance shareholder value and minimize volatility in the stock price. And, if we are even close to correct about 2016 EBITDA, the Company could more than double its current dividend in just a few short years.

Given the fundamental turnaround on the horizon and the opportunity for an increased dividend, we are surprised the stock is not trading over $20 today. We believe as you demonstrate the success of your efforts in returning the Company to its direct marketing roots this coming diet season, the investment community will recognize the Company’s opportunities and the strength of its business model and assets.

We appreciate all that you are doing for the Company and the stockholders, and know the market soon will too.

Best regards.

//s//

Gregory P. Taxin
President